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                         To:    BUSINESS WIRE        AMY LYNCH
                         Fax #:  312-573-0019        Ph. #: 888-292-4446

Contact:  Mr. Gregory M. Shepard
          Chairman and President
          American Union Insurance Company
          Phone: (309) 827-5968

AMERICAN UNION INSURANCE GROUP SCORES MAJOR VICTORY AS MERIDIAN INSURANCE GROUP, INC. MAKES CORPORATE FILING OPTING OUT OF INDIANA ANTI-TAKEOVER STATUTES.

Today, Monday, September 11, 2000, American Union Insurance Group ("American Union") announced a major victory in their tender offer for all the common shares of Meridian Insurance Group, Inc. ("Meridian" NASDAQ: "MIGI"). Meridian filed with the Indiana Secretary of State a Certificate of Correction to its Articles of Incorporation stating that Meridian's Articles of Incorporation opt-out of the protections afforded by the Indiana anti-takeover statutes. Meridian filed this Certificate on September 6, 2000.

American Union filed a lawsuit against Meridian and its Board of Directors, claiming among other things, that since 1997 Meridian's Articles of Incorporation improperly reflected that meridian opted-into the provisions of the Indiana Anti-Takeover statutes. Meridian, through its filings with the Indiana Secretary of State, conceded the error. Ms. Norma Oman, in a letter to American Union, dated September 8, 2000, called it an "honest mistake."

But American Union, in a letter to Meridian dated today, stated that:
"Meridian's Articles of Incorporation falsely stated to the world for 3 years that the Company had opted into the Indiana Anti-Takeover statutes. This misinterpretation of the facts could have cost the Meridian shareholders tens of millions of dollars in premium over their stock price by discouraging potential bidders."

On August 31, 2000, American Union Insurance Company commenced a cash tender offer for all of the outstanding common stock of Meridian Insurance Group, Inc., for $20 per share, which represented a 57% premium based on the closing share price on August 29, 2000.

The offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the offer a number of common shares which, together with the 1,588,400 common shares [20.23% of the June 30, 2000 outstanding] owned by Shepard, constitute at least 50.1% of the voting securities of Meridian Insurance Group, Inc. outstanding or issuable under the company's stock option plans, (2) Meridian's redemption of its preferred share purchase rights, (3) American Union being satisfied, in its sole discretion, that the provisions of the Indiana Business Combination chapter are inapplicable to the offer and the proposed merger described herein, (4) American Union being satisfied, in its sole discretion, that the provisions of
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the Indiana Control Share Acquisitions chapter are inapplicable to the offer and the proposed merger described herein, (5) American Union having obtained all insurance regulatory approvals necessary for their acquisition of control of Meridian and its insurance subsidiaries and affiliates on terms and conditions satisfactory to American Union, in its sole discretion, and (6) American Union obtaining financing.

The offer and its withdrawal rights will expire at 5:00 P.M., New York City time, on September 29, 2000, unless the offer is extended. The offer is being made through a wholly owned subsidiary of American Union.

The Depositary and Information Agent for the offer is ChaseMellon Shareholder Services, L.L.C., 44 Wall Street, 7th Floor, New York, New York, 10005, Call Toll-Free (888) 451-6741.

American Union Insurance Company is a Bloomington, Illinois based property and casualty insurance company originally chartered in 1916 by L.F. Shepard as Union Automobile Insurance Association. The present name was adopted in 1998. Today 50% of American Union's common stock is owned by Gregory M. Shepard and 50% by Tracy M. Shepard, who are brothers.